Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Physicians Realty Trust
(amounts in thousands)

	Years Ended December 31,
	2016		2015		2014	2013	Predecessor 2012
Net income (loss)	$31,522		$12,741		$(4,418)	$(2,636)	$(2,855)
Adjustment for equity investees	(115)		(104)		(95)	—	—
Net income (loss) before adjustment for equity investees	31,407		12,637		(4,513)	(2,636)	(2,855)

Plus fixed charges:
Interest expense	$21,540		$9,263		$5,988	$3,785	$4,270
Amortization and write-off of debt issuance costs	2,324		1,373		919	510	268
Estimated interest portion of rental expense	634		430		361	6	6
Fixed charges	24,498		11,066		7,268	4,301	4,544

Earnings	$55,905		$23,703		$2,755	$1,665	$1,689
Ratio of Earnings to Fixed Charges (1)	2.28	x	2.14	x	—	—	—

(1)
The computation of ratio of earnings to fixed charges indicates that earnings were inadequate to cover fixed charges on the basis of our historical financial statements by approximately $4.5 million, $2.6 million and $2.9 million for the years ended December 31, 2014, 2013 and 2012 (Predecessor), respectively.